September 5, 2025

Richard Paolone
Chief Executive Officer
Entero Therapeutics, Inc.
777 Yamato Road, Suite 502
Boca Raton, FL 33431

       Re: Entero Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed August 26, 2025
           File No. 333-289864
Dear Richard Paolone:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 26, 2025
Prospectus Summary
Our Product Candidates, page 8

1. We note your disclosure on page 8 where you refer to a contemplated "offering under the registration statement on Form S-1 (file number: 333-287185)." Please revise your disclosure to clarify the registration statement you reference has not been declared effective and you have not raised any proceeds from the offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 September 5, 2025
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Ross David Carmel, Esq.